To Our Shareholders:

We are pleased to report that Pacific Century Financial
Corporation's first quarter 2000 earnings were among the strongest in your company's history. For the first three months of this year, earnings reached $39.8 million, up 12.3 percent from $35.4 million reported for the same period last year.
Diluted earnings per share were 50 cents, up 13.6 percent from 44 cents reported for 1999's first quarter.

         Tangible earnings for the quarter were $43.9 million compared to $39.3 million reported for the same period last year. Tangible diluted earnings per share for the quarter were 55 cents, up 14.6 percent from 48 cents reported for the first quarter of 1999.

         Return on average assets for the quarter was 1.13 percent compared to 0.96 percent for 1999's first quarter. Return on average equity was 13.19 percent versus 12.00 percent for the same period last year.

         The first quarter's improved performance reflects your company's steady progress in implementing its New Era Redesign initiatives.

         Pacific Century saw improvement in non-interest expense in the first quarter, which stood at $126.1 million, down 6.5 percent from the first quarter of 1999. Factors contributing to the improvement in expenses include the implementation of New Era initiatives and the reduction in costs related to Y2K readiness.

         We are encouraged to note that Hawaii's economy continues to gain momentum, causing economists to revise growth forecasts for 2000 upward, with consensus forecasts for real GSP growth this year between 2.5 and 3.0 percent. Continued strength in U.S.
mainland tourism, stabilization in Asian tourism, and increased construction and investment activity are among the factors contributing to the economic expansion.

         Bank of Hawaii recently made headlines when we introduced cutting-edge automated banking technology and service enhancements at our relocated Waikiki Branch--some of which will also be incorporated into other Hawaii branches. Clients can conduct their banking via "virtual" tellers, online and telephone banking kiosks, and a BankLanai featuring advanced-function ATMs and bank machines for businesses. In addition, the branch offers personalized services through personal and business bankers, Asia Division personnel and a BranchConcierge. Bank of Hawaii also recently launched e-Bankoh for Business, an Internet banking service designed for small businesses.

         At your company's annual meeting in April, you and your fellow shareholders voted to approve all of the proposals listed in this year's proxy statement: the re-election of four directors to the holding company board, David A. Heenan, Stuart T.K. Ho, Lawrence M. Johnson, and Fred E. Trotter, and the re-election of Ernst & Young LLP as independent auditor.

         At its April 28th meeting, your board of directors declared a quarterly cash dividend of 18 cents per share on the outstanding common stock--an increase of 5.9% over last quarter's dividend. The dividend will be payable on June 14, 2000 to shareholders of record at the close of business on May 26, 2000.

         We remain confident in the strength of your company and its ability to build upon the positive momentum reflected in the first quarter earnings. We appreciate your continuing support as we move forward in our New Era and in the new millennium.

Sincerely,

/s/ LARRY JOHNSON

Lawrence M. Johnson
Chairman and CEO

Corporate Offices:
Financial Plaza of the Pacific
130 Merchant Street
Honolulu, Hawaii  96813

Website:
www.boh.com

Investor or Analyst Inquiries:
David A. Houle
Executive Vice President, Treasurer and Chief Financial Officer
Phone: (808) 537-8288
E-mail: dhoule@boh.com

or

Sharlene K. Bliss
Investor Relations
Phone: (808) 537-8037
E-mail: sbliss@boh.com

or

Cori C. Weston
Corporate Secretary
Phone: (808) 537-8272
E-mail: cweston@boh.com

Highlights  (Unaudited)                            Pacific Century Financial Corporation and subsidiaries
---------------------------------------------------------------------------------------------------------
                                                                                  March 31       March 31
                                                                                      2000           1999
---------------------------------------------------------------------------------------------------------
Return on Average Assets                                                              1.13%          0.96%
Return on Average Equity                                                             13.19%         12.00%
Average Spread on Earning Assets                                                      4.31%          4.24%
Average Equity/Average Assets                                                         8.54%          7.98%
Book Value Per Common Share                                                         $15.39         $15.01
Loss Reserve/Loans Outstanding                                                        2.05%          2.22%
---------------------------------------------------------------------------------------------------------
Common Stock Price Range                                               High            Low       Dividend
---------------------------------------------------------------------------------------------------------
1999                                                                 $24.94         $17.38          $0.68
2000 First Quarter                                                   $20.38         $14.35          $0.17
---------------------------------------------------------------------------------------------------------

Consolidated Statements of Income (Unaudited)
---------------------------------------------------------------------------------------------------------
                                                                                  3 Months       3 Months
                                                                                     Ended          Ended
                                                                                    Mar 31         Mar 31
(in thousands of dollars except per share amounts)                                    2000           1999
---------------------------------------------------------------------------------------------------------
Total Interest Income                                                             $259,552       $260,466
Total Interest Expense                                                             120,044        116,622
---------------------------------------------------------------------------------------------------------
Net Interest Income                                                                139,508        143,844
Provision for Loan Losses                                                           13,522         12,590
---------------------------------------------------------------------------------------------------------
Net Interest Income After Provision for Loan Losses                                125,986        131,254
Total Non-Interest Income                                                           63,927         61,170
Total Non-Interest Expense                                                         126,082        134,840
---------------------------------------------------------------------------------------------------------
      Income Before Income Taxes                                                    63,831         57,584
Provision for Income Taxes                                                          24,066         22,167
---------------------------------------------------------------------------------------------------------
      Net Income                                                                   $39,765        $35,417
=========================================================================================================
Basic Earnings Per Share                                                             $0.50          $0.44
Diluted Earnings Per Share                                                           $0.50          $0.44
Basic Weighted Average Shares                                                   79,821,365     80,421,563
Diluted Weighted Average Shares                                                 80,017,761     81,405,868
=========================================================================================================

Consolidated Statements of Condition (Unaudited)
---------------------------------------------------------------------------------------------------------
                                                                   March 31    December 31       March 31
(in thousands of dollars)                                              2000           1999           1999
---------------------------------------------------------------------------------------------------------
Assets
Interest-Bearing Deposits                                          $225,314       $278,473       $494,202
Investment Securities
   (Market Value of $3,259,237, $3,329,952,
   and $3,636,296, respectively)                                  3,269,961      3,338,554      3,627,968
Securities Purchased Under Agreements to Resell                         902              0          4,083
Funds Sold                                                           42,208         52,740        111,894
Loans                                                             9,779,633      9,717,556      9,637,661
  Unearned Income                                                  (237,764)      (242,503)      (220,206)
  Reserve for Loan Losses                                          (195,409)      (194,205)      (209,329)
---------------------------------------------------------------------------------------------------------
Net Loans                                                         9,346,460      9,280,848      9,208,126
---------------------------------------------------------------------------------------------------------
    Total Earning Assets                                         12,884,845     12,950,615     13,446,273
Cash and Non-Interest Bearing Deposits                              491,218        639,895        617,362
Premises and Equipment                                              267,497        271,728        292,583
Other Assets                                                        606,826        578,077        572,068
---------------------------------------------------------------------------------------------------------
    Total Assets                                                $14,250,386    $14,440,315    $14,928,286
=========================================================================================================

Liabilities
Deposits                                                         $9,143,063     $9,394,218     $9,434,427
Securities Sold Under Agreements to Repurchase                    1,806,197      1,490,655      2,090,663
Funds Purchased                                                     511,440        839,962        775,577
Short-Term Borrowings                                               424,720        458,962        377,387
Other Liabilities                                                   333,333        316,531        367,039
Long-Term Debt                                                      805,726        727,657        675,634
---------------------------------------------------------------------------------------------------------
    Total Liabilities                                            13,024,479     13,227,985     13,720,727

Shareholders' Equity
Common Stock ($.01 par value), authorized 500,000,000 shares;
    issued / outstanding;  March 2000 - 80,551,253 / 79,661,479;
    December 1999 - 80,550,728 / 80,036,417;
    March 1999 - 80,537,756 / 80,398,067                                806            806            805
Capital Surplus                                                     345,863        345,851        344,955
Accumulated Other Comprehensive Income                              (72,307)       (66,106)       (23,536)
Retained Earnings                                                   967,308        942,177        888,367
Treasury Stock, at Cost - (March 2000 - 889,774;
    December 1999 - 514,311 and March 1999 - 139,689 shares)        (15,763)       (10,398)        (3,032)
---------------------------------------------------------------------------------------------------------
    Total Shareholders' Equity                                    1,225,907      1,212,330      1,207,559
---------------------------------------------------------------------------------------------------------
    Total Liabilities and Shareholders' Equity                  $14,250,386    $14,440,315    $14,928,286
=========================================================================================================